Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BankUnited, Inc.:

In connection with the Form S-8 registration statement to be filed by BankUnited, Inc., we consent to the use of our reports dated February 28, 2012, with respect to the consolidated balance sheets of BankUnited, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the years then ended and for the period from April 28, 2009 (date of inception) through December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference.

/s/KPMG LLP

February 29, 2012
Miami, Florida
Certified Public Accountants